Exhibit 99.1

Inspira Advances to Final Governmental Budgetary Validation Procedures for
Previously Announced Binding Purchase Orders

RA’ANANA, Israel, January 21, 2026 – Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN,IINNW) (“Inspira” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today provided an update highlighting significant progress in the execution of its previously announced binding purchase orders.

The Company has received a formal notification from its distribution partner that the $22.5 million and $27 million binding purchase orders, originally announced on July 2, 2025 and August 19, 2025, respectively, have advanced to the final budgetary validation and fund allocation stage within the relevant governmental authorities’ procurement processes.

According to the notification, approximately 91% of the purchase orders have cleared commercial and administrative review stages and are now undergoing final budgetary authorization procedures, which represent the concluding administrative step before fund release and operational execution, subject to completion of customary governmental approval processes.

As previously disclosed in the Company’s December 23, 2025 update, payment and revenue recognition relating to these purchase orders is expected during 2026 fiscal cycle, aligned with the completion of the governmental budgetary cycle and subsequent deployment milestones.

The Company has completed its internal preparations for execution and will provide further updates as material milestones are reached.

Dagi Ben-Noon, Chief Executive Officer of Inspira, commented: “We continue to work closely with our distribution partners and governmental stakeholders on the execution of these purchase orders. Advancement to the final budgetary stage is a procedural step in complex international procurement processes. We remain focused on converting our contracted backlog into delivered systems and recognized revenue.”

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s FDA-cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. For more information, visit: https://inspira-technologies.com.

Forward-Looking Statements

This press release contains express or implied forward-looking statements pursuant to U.S. federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the status, progression, and potential execution of its previously announced binding purchase orders, the completion of remaining governmental budgetary validation, authorization, and fund allocation procedures, the timing thereof, fund release, delivery, deployment, payment and revenue recognition related to these purchase orders, the Company’s operational readiness to execute and fulfill the agreements, and the conversion of its contracted backlog into delivered systems and recognized revenue. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies
Email: info@inspirao2.com
Phone: +972-9-9664485